January 15, 2009

Mail Stop 6010

Michael Rosenthall

Division of Corporate Finance

450 Fifth Street, N.W.

Washington, D.C. 20549

Re: AAA Public Adjusting Group, Inc.

File Number 333-153679

Form S-1 Amendment 1

Filed December 24, 2008

Dear Mr. Rosenthall,

Pursuant to your comments on AAA Public Adjusting Group, Inc. S-1 Amendment 1, we have made the necessary replies, revisions, corrections and disclosures as followed:

  In reply to your first comment, and after further review, we agree to the addition of a risk factor discussing the volatility of our revenue and how the lack of natural disasters negatively impacts our revenue, this disclosure can be reviewed under item G, under "risk factors"
  In regard to comment 2, we have provided additional information and disclosures regarding the regulatory and supervisory structure that may increase our expenses or restrict our business, this may be reviewed under the heading "risk factors" under item B.
  In regard to comment 3, we concur with your recommendation of an additional risk factor that discusses our geographic concentration, this can be reviewed under item H, under the heading of "risk factors"
  In regard to comment 4, we have added to our disclosure relating to our private placement, this can be reviewed on page 7, item F under the heading "risk factors"
  In regard to comment 5, we have revised our disclosure to clearly state "if a public market for our stock develops" rather than the reference to "approved", this disclosure can be reviewed on page and 8, item B, under the section "other risk factors". We have also reviewed our filing for any other incorrect references.
  In regards to comment 6, we have revised the section titled "Plan of Distribution" to provide a more well defined disclosure in which distributions can occur. Furthermore, we are not aware of any state which will not recognize an effective registration statement.
  In regard to comment 7, in reference to pages 6, 15 and 20, regarding our operations in Florida, we have revised our disclosures to clearly depict that we only have operations in Florida at this time. Moreover, on page 20, we also added the disclosure that we are currently only licensed to do business in Florida.
  In regard to comment 8, we have revised our disclosure to better explain financial recovery within certain ranges and can be reviewed on page 15.
  In regard to comment 9, after further review, we have removed the statements that reference us to a large tier company.
  In regard to comment 10, regarding the references to the competition, mainly the phrases "certain competitor business not concerned with training" and "high turnover rate" have been removed.
  In regard to comment 11, we have provided further information on how an employee earns commissions, the amount earned and where it is classified within our statement of operations and can be reviewed on pages 23 and 24.
  In regard to comment 12, we have further expanded the disclosure of Mr. Bach experience to further clarify his experience over the last five years; this can be reviewed on page 26.
  In regard to comment 13, we have added a footnote to describe the amounts disclosed in "other comp" column, this can be viewed on page 27 under the heading "executive compensation"
  In regard to comment 14, we have included the prior executives and their compensation to the executive compensation table.
  In regard to comment 15 and 19 we have presented the 2006 and 2007 bad debt expense accordingly. We also note that this amount is also classified under "other general and administrative expense" within our statement of operations. Furthermore, we have made appropriate disclosures in regard to those bad debts and can be reviewed mainly within Note 7, on page F10 as well as within our financial statements.
  In regard to comment 16, we have removed the typographical error referencing "three" months on page F-18.
  In regard to comments 17, we have clarified our disclosure regarding how we process our payments, mainly that we now only bill the clients our fee. This can be reviewed on page F22 under Note 6.
  In reply to comment 18, after reviewing FIN 39 we have adjusted the financial statements accordingly. Please see page F22 under note 6 as well as various financial statements.
  In regard to comment 20, we have obtained an updated consent for our most recent filing S-1/A2.

Thank you for you attention and guidance in this matter. Below we have attached a highlighted copy of those revisions that appear on the amended filing.

Sincerely,

/s/Kevin Monahan, CFO